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Cordant Technologies Inc.
15 W. South Temple
Suite 1600
Salt Lake City, Utah 84101-1532

March 20, 2000                                       [Cordant Technologies Logo]

Dear Stockholder:

  I am pleased to inform you that Cordant Technologies Inc. has entered into a merger agreement with Alcoa Inc., pursuant to which a wholly owned subsidiary of Alcoa has commenced a tender offer to purchase all of the outstanding shares of Cordant's common stock for $57.00 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Cordant's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger, in which each share of Cordant common stock not purchased in the tender offer will be converted into the right to receive $57.00 per share in cash.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE ALCOA OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CORDANT'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT CORDANT'S STOCKHOLDERS ACCEPT THE ALCOA OFFER AND TENDER THEIR SHARES OF CORDANT COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Morgan Stanley & Co. Incorporated, that, as of the date of the opinion, the consideration to be received by the holders of Cordant common stock pursuant to the merger agreement with Alcoa is fair from a financial point of view to Cordant's stockholders. A copy of Morgan Stanley's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Morgan Stanley in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed are the Alcoa Offer to Purchase, dated March 20, 2000, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                              /s/ James R. Wilson

                                              James R. Wilson
                                              Chairman of the Board, President
                                               and Chief Executive Officer